Exhibit 4.29

02 October 2013

Prana Biotechnology Limited
Level 2, 369 Royal Parade, Parkville
VIC 3052 Australia

RE:
Letter Agreement for Clinical Trial Services for the Study Entitled: “A randomized, double-blind, placebo controlled study to assess the safety and tolerability and efficacy of PBT2 in patients with early to mid-stage Huntington disease”. Protocol # PBT2-203

Dear Carolyn and Caroline:

The purpose of this letter is to set forth an agreement (hereinafter “Letter Agreement”) between Prana Biotechnology Limited (hereinafter “Sponsor”) and INCResearch Australia Pty Limited, together with its parent company, INC Research, LLC, subsidiaries and legal affiliates (hereinafter “INC Research”) to undertake activities (the “Services”) relating to the Study. INC Research shall perform more comprehensive services pending the negotiation and execution of a mutually acceptable work order. The parties agree that this Letter Agreement governs matters of immediate agreement as specified in Attachment A and is a binding contract. The parties agree as follows:

1.
INC Research shall undertake certain preliminary, preparatory activities prior to the completion of contract negotiations. These activities are listed in Attachment A (“Services”). Until such time as a work order is executed and unless otherwise expressly set forth in this Letter Agreement, INC Research agrees to perform the Services, and so too will Sponsor perform its obligations, in accordance with the terms and conditions set forth in the Master Services Agreement effectively dated 22nd September 2011 (“Master Agreement”).

If INC Research is required to engage third parties prior to execution of a work order, then such engagement will be limited only to the third party contractor(s) listed in Attachment B hereto; provided, however that INC Research will be under no obligation to execute any contracts on behalf of Sponsor in connection to the Protocol until adequate funding has been paid in advance to INC Research to cover all associated costs, and Sponsor agrees to pay any cancellation fees incurred beyond INC Research’s control.

2.
Upon execution of this Letter Agreement, Sponsor will pay to INC Research start-up fees in the amount of AUD $200,000 and pass through costs in the amount of AUD $10,000 to undertake the Services associated with matters of immediate agreement. Payment is to be made to INC Research within three (3) business days following Sponsor’s execution of this Letter Agreement and may become the first milestone payment under the work order. Such payment may be applied toward the final reconciliation of the study budget upon study termination or cancellation in connection with this Letter Agreement or the executed work order, as applicable.

INCResearch Australia Ply Limited
1003687 Prana Biotechnology Limited Letter Agreement with MSA Template v2.0 2nd Oct 13

All communications, notices and payments required under this Letter Agreement shall be mailed by first class mail, postage prepaid, or by overnight carriers, to the respective parties at the addresses set forth below, or to such other addresses as the parties may from time to time specify in writing.

If to Sponsor:

For Communications & Accounts Payable:

Carolyn Stone
Clinical Program Manager
Prana Biotechnology Limited
Level 2
369 Royal Parade
Parkville VIC 3052 Australia
cstone@pranabio.com

Cc: Caroline Herd
cherd@pranabio.com

If to INC Research:

For Communications:

Contracts Management
INCResearch Australia Pty Limited
124 Lipson Street
Port Adelaide SA 5015 Australia
Phone: +61 (0) 8 7202 1500
Facsimile: +61 (0) 8 7202 1599

Cc: Sponsor Contracts Management
INC Research, LLC
3201 Beechleaf Court
Suite 600
Raleigh, NC 27604-1547
Phone: 919-876-9300
Facsimile: 919-882-0425

INCResearch Australia Pty Limited
1003687 Prana Biotechnology Limited Letter Agreement with MSA Template v2.0 2nd Oct13

For Payments (Via Wire):

Beneficiary Bank:	HSBC Bank Australia Ltd
Beneficiary Bank Address:	Ground Floor, 55 Grenfell Street Adelaide SA 5000, Australia
Account Name:	INCResearch Australia Pty Limited
BSB (Routing Number):
Account Number:
Swift:

3.
It is understood by the parties that until the time that this Letter Agreement is duly executed by each party, no obligations of performance whatsoever are incumbent on any party. Accordingly, INC Research shall be under no obligation to perform and shall not perform any services or incur any costs until the initial payment is made as described above.

4.
The parties acknowledge and agree that it is their mutual intent to swiftly negotiate the work order that more completely sets forth their respective rights and obligations in connection with the Services. Accordingly, promptly upon execution of this Letter Agreement if not sooner, the parties shall commence good faith negotiations in an effort to reach agreement on the terms and conditions of such a work order. Should a work order not be executed, Sponsor agrees to pay all costs incurred by INC Research in performing the Services up to the date of termination of negotiations or the end of any necessary winding down period, whichever occurs last (consistent with paragraph 2 above).

5.
The term of this Letter Agreement shall commence as of the date hereof and end upon the effective date of the work order or 18th October 2013 whichever is earlier. The term of this Letter Agreement may only be extended beyond 18th October 2013 upon written agreement of both parties. Sponsor party may terminate this Letter Agreement for any reason upon fourteen (14) days notice to the other party. The parties agree that upon any cancellation, default, or termination of this Letter Agreement, Sponsor shall have the right to a remittance of any advanced payments to INC Research, less any fees and expenses accrued and incurred.

If Sponsor agrees to the foregoing, please execute both counterparts of this letter and return one fully executed counterpart to the undersigned. The remaining counterpart is for Sponsor’s records.

Sincerely yours,

Andrew Shaw, Esq.
Senior Corporate Counsel

INCResearch Australia Pty Limited
1003687 Prana Biotechnology Limited Letter Agreement with MSA Template v2.0 2nd Oct 13

AGREED AND ACCEPTED:
The parties agree that this Letter Agreement is effective and binding and that facsimile copies and/or electronic signatures will constitute evidence of the existence of this Letter Agreement with the expectation that original documents may later be exchanged in good faith.

INCResearch Australia Pty Limited			Prana Biotechnology Limited

By:			By:

Name:	Andrew l. Shaw, Esq		Name:	Dianne Angus

Title:	Senior Corporate Counsel	LEGAL	Title:	Chief Operating Officer

Date:	03 Oct 2013		Date:	2nd October 2013

INCResearch Australia Pty Limited
1003687 Prana Biotechnology Limited Letter Agreement with MSA Template v2.0 2nd Oct 13

ATTACHMENT A

List of Services

During the term of this Letter Agreement, INC Research will perform the following Services1:

●	Complete CRF design
●	Initiate Database Build
●	Study Staff Familiarization on Study requirements-completed.
●	Sponsor Teleconference Participation, a minimum of one per week.
●	Internal Teleconference Participation
●	CRA Training Days – 30 Sep 13, Melbourne, Australia and 2 Oct 13, Chicago, USA CRAs and LCRAs to attend (exact numbers to be confirmed)
●	10 Monitoring Visits – Australia and USA of which at least ten to be completed within the term, subject to sites availability
●	Monitoring Visit Report Template Generation- completed
●	Initiate LCRA Project Management Activities (Australia and US)

1 INC Research may engage in additional activities as requested by the Sponsor, or as necessary to progress the Study toward targeted timelines.

INCResearch Australia Pty Limited
1003687 Prana Biotechnology Limited Letter Agreement with MSA Template v2.0 2nd Oct 13

ATTACHMENT B

Permitted Contractors

-N.A

INCResearch Australia Pty Limited
1003687 Prana Biotechnology Limited Letter Agreement with MSA Template v2.0 2nd Oct 13